UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

21 January 2016
London

Press Release

Pearson January trading update

Pearson is today providing its regular January trading update. In addition, we have undertaken a rigorous, bottom-up review of our markets, our operations and our financial plans.  As a result, we are taking further action to simplify our business, reduce our costs and position ourselves for growth in our major markets.  To quantify how this will drive Pearson's financial performance, we are providing earnings guidance for 2016 and setting out where we would expect to be by the end of 2018.

•
2015 results: we expect to report adjusted operating profit of approximately £720m and earnings per share of between 69p and 70p. We also intend to propose an unchanged final dividend of 34p per share giving a total dividend for 2015 of 52p per share, up 2% on 2014.

•
Simplification and growth: we are taking further action to simplify our business, reduce our costs and position ourselves for growth in our major markets. We will complete the majority of these actions by mid-year and incur implementation costs of approximately £320m in 2016 and expect to generate annualised savings of approximately £350m, with approximately £250m of these savings in 2016 and a further £100m of these savings in 2017.

•
2018 goals: with the full benefits of our restructuring programme, the launch of new products, and stability returning to US college enrolments and the UK qualifications market by the end of 2017, we expect adjusted operating profit to be at or above £800m in 2018.

•	Sustaining the dividend: Pearson plans to hold its dividend at the 2015 level while it rebuilds cover, reflecting the Board's confidence in the medium term outlook.

•
2016 outlook: In 2016, we expect to report operating profit and adjusted earnings per share before the costs of restructuring of between £580m and £620m and between 50p and 55p, respectively, with the in-year benefits from restructuring offset by the loss of operating profit from disposals made in 2015, ongoing challenging conditions in our largest markets, the reinstatement of the employee incentive pool and other operational factors. We are excluding the one-off cost of this major restructuring to better reflect the underlying earnings potential of the business. Operating profit after restructuring charges is expected to be in the £260m to £300m range.

•
We will hold a conference call at 7.30am on Thursday, 21 January to present our headline plans.  We will provide further detail on our strategy and our key financial assumptions at our preliminary results presentation in February.

Pearson's chief executive John Fallon said:

"Our competitive performance during the last three years has been strong, but the cyclical and policy related challenges in our biggest markets have been more pronounced and persisted for longer than anticipated.

"Faced with these challenges, we are today announcing decisive plans to further integrate the business and reduce the cost base, rationalise our product development and focus on fewer, bigger opportunities."

Pearson's chairman Sidney Taurel said:

"Pearson is a company with strong market positions, real competitive advantage and a significant medium-term market opportunity. The Board believes that the restructuring that we're announcing today will help build on these strengths and position Pearson to take advantage of its market opportunities, enjoying sustained growth.  I look forward to working with John and the executive team to deliver this agenda."

Analyst and investor conference call details:

Direct DDI (s) for Participant Connection
UK Toll Number: +44 (0) 2031394830
UK Toll-Free Number: +44 (0) 8082370030

Participant Pin Code
28414235#

Audience URL
http://event.onlineseminarsolutions.com/r.htm?e=1120916&s=1&k=9CC87055451E0631A1DA8C183178D89E

Our strategy

Pearson is the world's learning company, with world class capabilities in educational courseware and assessment, based on a strong portfolio of products and services, powered by learning technology.  We believe that our strategy of combining these core capabilities with related services that enable our partners to scale online, reaching more people and ensuring better learning outcomes, will provide Pearson with a larger market opportunity, a sharper focus on the fastest-growing education markets and stronger financial returns.

Investment and simplification

Over the last three years, we have been investing steadily to develop new products and services, and forge broader partnerships with academic institutions, that enable us to capitalise on this opportunity. These new products and services, which will come to market over the next two years, include:

1.	Adaptive, personalised "next generation" courseware which enhances the productivity of teachers and helps students learn more effectively;
2.
New qualifications and certifications that help students to translate education into employment by assessing career relevant knowledge and skills, providing quality assurance to schools, universities and employers;

3.	A new platform by which we can meet the growing demand for high quality virtual and blended schooling at greater scale, both in the US and globally;
4.	Online programme management partnerships with an increasing number of Universities, aimed at meeting the growing global demand for more flexible, effective and good value Higher Education;
5.
A major upgrade to our blended English language learning programmes, enabling us to help young adults and professionals to learn the English they need more flexibly so they can progress in their careers.

To focus on this opportunity, we have also been simplifying Pearson's portfolio. We have successfully merged Penguin with Random House, to create the world's leading trade publisher, strengthening its position in a market facing digital disruption, and generating significant cost savings. We have completed Pearson's exit from the financial news and information market with the sales of The Financial Times Group, Mergermarket and our stake in The Economist Group. We have continued to reshape our portfolio of education assets, to reflect our tighter strategic focus, with the sale of PowerSchool, Fronter and a number of print textbooks lists, and the acquisition of Multi. The effect of disposals over the last three years has been to raise £1.8 billion of proceeds and to reduce operating profit by around £120m a year.

We have also simplified the company in a number of other important ways:

1.
As print volumes decline, we have significantly reduced our analogue fixed cost base. For example, over the last three years our owned and leased warehouse volume has fallen by 56% from 6.4m square feet to 2.8m square feet. We announced a partnership with RR Donnelley on 12 January 2016 which will reduce leased warehouse volumes by a further 1.8m square feet.

2.
We have reduced the geographical complexity of Pearson, by concentrating our owned operations in fewer markets. For example, Pearson moved to a distributor model in more than 20 markets between 2012 and 2015.

3.
More recently, we have been simplifying the fragmentation and duplication of our back office and enterprise infrastructure. For example, we are reducing the number of ERP systems from over 60 instances of separate systems down to a single instance of Oracle.

Cyclical and Policy related factors

Against the backdrop of this significant change agenda, cyclical and policy related challenges in some of our largest markets have been more pronounced and extended than we expected when we outlined our plans three years ago. In particular:

1.
Rapid growth in employment and increasing regulation in the United States has resulted in Higher Education enrolments in the US falling approximately 10% from a peak of around 21 million in 2010 to about 19m in 2015 (similar to 2008 enrolment levels);

2.
Changes in school accountability measures in England and Wales have resulted in fewer students taking Vocational courses. For example, Level 2 Vocational enrolments have fallen more than 50% from a peak of almost 700,000 in 2012 to 320,000 in 2015 (similar to 2008 enrolment levels); and

3.
South Africa has purchased significantly fewer textbooks, which has resulted in the value of the textbook market falling 60% from a peak of R2.9bn in 2013 to an estimated R1.15bn in 2015 due to a smaller new adoption cycle in 2015 and budget pressures.

In combination, these factors have reduced Pearson's operating profit by approximately £230m from its peak. We over-estimated how quickly those markets would return to sustainable levels of revenues and profits from their peak.

Further simplification and integration

Faced with these opportunities and challenges, we have undertaken a rigorous, bottom-up review of our markets, our operations and our financial plans. As a result, we are taking further action to simplify our business, reduce our costs and position us for growth in our major markets.  We will:

1.
Combine our lines of business for courseware into a single product organisation, rationalise and integrate our product development capabilities to focus more on adaptive, personalised "next generation" courseware in disciplines (for example, STEM subjects, Business, College and Career skills) where enrolments are growing and which lend themselves to this approach.

2.
Integrate our North America based assessment operations, and reduce costs primarily to increase our competitiveness and focus more on adaptive, personalised, online assessment in an era of "fewer, smarter" tests.

3.
Reduce our exposure to large scale direct delivery services and focus on more scalable online, virtual, and blended services. In some cases we're aiming to run more efficient operations while in others we're exiting completely from loss making businesses and contracts.

4.
Implement major efficiency improvements across all our enabling functions - technology, finance, HR - to bring the general and administrative costs of running Pearson more in line with global best practice.

5.	In addition, we are rationalising our property portfolio, and renegotiating and consolidating major supplier agreements to drive greater cost efficiency.

These efficiency improvements are accompanied by changes to our senior leadership team. Tim Bozik will lead our new joined up product organisation as President, Global Product. Bob Whelan will lead our new combined assessments business as President, Pearson Assessment, which combines Pearson VUE, the Pearson Assessment Center, U.S. State & National Assessment, and Clinical Assessment. Our CTO Albert Hitchcock takes on an expanded brief to cover our global Operations including: systems integration, customer support, supply chain and procurement.

In total, these actions will reduce Pearson's headcount by approximately 4,000 FTEs, or 10% of Pearson's workforce. We are moving quickly to implement this restructuring and are planning to complete the majority of it by the half year, and all of it by the end of the year. We are phasing the work to minimise the impact on key operational delivery, major selling seasons, market share and key milestones on our other major programmes.

We will incur costs of approximately £320m in 2016 as we implement the restructuring programme and expect to generate annualised savings of approximately £350m, with approximately £250m of savings in 2016 and a further £100m of savings in 2017.

2018 goals

With the actions we are announcing today, combined with a moderate return to growth in our major markets over the next few years, we expect adjusted operating profit to be at or above £800m in 2018. Underpinning this goal are the following assumptions:

1.	The key cyclical and policy factors that have hurt us - US college enrolments and UK Qualifications - stabilise by the end of 2017 and grow modestly thereafter helped by new product launches;
2.	We make modest market share gains in North American Higher Education subjects (STEM, college and career readiness) where we are launching our "next generation" courseware;
3.
As current contracts unwind, we see scope for further contraction in US state testing revenues through 2017 but stabilisation in 2018. We expect continued growth in professional certification and clinical assessment;

4.	Our businesses in China and Brazil will benefit from the launch of new products, including Wall Street English New Student Experience;
5.
We will continue to grow in our adjacent services businesses, led by online programme management, virtual schools and blended learning in English, as we bring new platforms and products to market and capitalise on strong market growth;

6.	The successful delivery of the full benefits of the restructuring plan, with minimal disruption to sales, market share and operations from this major programme of change.

This guidance is based on our current portfolio of businesses and exchange rates on 31 December 2015.

Outlook for 2016

While we expect to achieve continued good growth in areas such as virtual schools and online programme management, we expect trading conditions to remain challenging in our major markets in 2016. Specifically, we anticipate US college enrolments will remain subdued given forecast improvements in US employment; modest declines in vocational course registrations in UK schools; a smaller adoption market in K-12 learning services; reduced testing revenues in North America reflecting contract losses announced in 2015; continued pressure in South Africa on government spending on textbooks and lower enrolments in CTI and MGI; and macro-economic pressures in emerging markets, specifically China and Brazil.

In 2016, we expect to report adjusted operating profit before restructuring costs of between £580m and £620m. This reflects the impact of: the in-year benefits from restructuring offset by the loss of operating profit from disposals made in 2015, ongoing challenging conditions in our largest markets, the reinstatement of the employee incentive pool and other operational factors (including dual running costs as we rationalise our technology infrastructure, cost inflation and increased pre-publication amortisation relating to new product launches). After a similar interest charge to 2015 and a tax rate of approximately 19%, we expect adjusted earnings per share to be between 50p and 55p.

We are excluding the one-off cost of this major restructuring to better reflect the underlying earnings potential of the business. Operating profit after restructuring charges is expected to be in the £260m to £300m range.

We will give greater detail, and further insight into the sensitivities to the assumptions that underpin these plans, at our preliminary results presentation in February.

This guidance is based on our current portfolio of businesses and exchange rates on 31 December 2015.

2015 results

Pearson will report its preliminary results on 26 February 2016. We expect to report adjusted operating profit of approximately £720m and earnings per share of between 69p and 70p. We also intend to propose an unchanged final dividend of 34p per share giving a total dividend for 2015 of 52p per share, up 2% on 2014.

Pearson plans to hold its dividend at the 2015 level while it rebuilds cover reflecting the Board's confidence in our medium term outlook.   This sustains its track record of consistently returning significant capital to our investors, with in excess of £1.8bn distributed in dividends over the last 5 years.

Throughout this statement, growth rates are given based on continuing operations, excluding FT Group and Mergermarket (unless otherwise stated). Underlying growth rates exclude the impact of both currency movements and portfolio changes.

Ends

For more information
T + 44 (0)20 7010 2310
Investors: Simon Mays-Smith/ Tom Waldron
Press: Brendan O'Grady

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  21 JANUARY 2016

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary